NEWPOINT REAL ESTATE CAPITAL SECURITIES LLC

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71012

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __06/21/2023__ AND ENDING __12/31/2023__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **NewPoint Real Estate Capital Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5800 Tennyson Parkway, Suite 200

(No. and Street)

Plano	Texas	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brandon Parker	469-440-5692	brandon.parker@newpoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

2323 Ross Avenue, Suite 1400	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brickman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NewPoint Real Estate Capital Securities LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CEARA L CHAMBERS
CEARA L CHAMBERS
Notary Public - State of Maryland
Notary Public - State
Montgomery County
My Commission Expires Aug 15, 2027
My Commission Expires

Signature: _____

Title: _____
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWPOINT REAL ESTATE CAPITAL SECURITIES LLC

TABLE OF CONTENTS



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of NewPoint Holdings JV LLC
NewPoint Real Estate Capital Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NewPoint Real Estate Capital Securities LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

Dallas, Texas
March 28, 2024

NEWPOINT REAL ESTATE CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets		
Cash and cash equivalents	$	319,253
Receivables		900
Prepaid expenses		12,393
Total assets	$	332,546
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	42,000
Intercompany payable		37,585
Total liabilities		79,585
Member's Equity		252,961
Total liabilities and member's equity	$	332,546

See accompanying footnotes to financial statement.

NEWPOINT REAL ESTATE CAPITAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2023

1. BUSINESS AND BASIS OF PRESENTATION

Business

NewPoint Real Estate Capital Securities LLC ("NRECS" or the "Company") is a limited liability company established in the state of Delaware on May 13, 2022. The Company incurred miscellaneous expenses as well as received cash contributions from the inception date to the date the Company received Financial Industry Regulatory Authority ("FINRA") approval. On June 21, 2023, the Company was granted membership by FINRA and commenced operations as a registered broker dealer. The Company is registered as a broker-dealer under applicable state law and with the Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of NewPoint Real Estate Capital Investment Strategies LLC ("NRECIS" or "Member"). NRECIS is a subsidiary of NewPoint Real Estate Capital Holdings LLC ("NRECH"), NewPoint Real Estate Capital Securities Strategies LLC ("NRECSS"), NewPoint Real Estate Capital Investment Management Strategies LLC ("NPRECIMS"), NewPoint Real Estate Capital Strategies LLC ("NRECST"), and NewPoint Holdings JV LLC ("NPHJV") where each parent holds a 20% ownership interest in NRECS. The controlling interest in NPHJV is held by Meridian Bravo Investment Company, LLC (the "Meridian Member") with minority interests held by BMC Holdings DE LLC (the "Barings Member"), MEGRL Holdings, Inc. ("MEGRL") and OKIOP Ventures, LLC ("OKIOP"). The Meridian Member is a direct subsidiary of Meridian Capital Group LLC ("Meridian"). The Barings Member is a subsidiary of Barings LLC ("Barings") which is an indirect subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual").

The Company provides brokerage services in connection with the private placement of securities, serves as an underwriter and selling group participant, provides advisory services for mergers and acquisitions, serves as a municipal securities broker, and broker selling interests in mortgages and other receivables. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, does not claim an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, but instead relies on Footnote 74 of the SEC Release No. 34-70073.

Basis of Presentation

The accompanying financial statement of the Company are prepared in conformity with United States generally accepted accounting principles (U.S. GAAP).

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities as of the date of the financial statement. Future events, including, but not limited to, changes in the levels of interest and inflation rates, valuations, availability of capital, and defaults could cause actual results to differ from the estimates used in the financial statement.

2.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include funds on deposit and demand deposits with financial institutions. Cash and short- term investments with an original maturity of three months or less when acquired are considered cash and cash equivalents.

Financial Instruments

The Company considers cash and cash equivalents, receivables, and payables as financial instruments, which are not recorded at fair value on a recurring basis. Given the short-term nature of the remaining assets and liabilities, the respective amounts recorded in the statement of financial condition approximate fair value. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. Receivables are classified as Level 2.

Income Taxes

The Company is a limited liability company which is disregarded for federal income tax purposes.

FASB ASC Topic 740, *Income Taxes*, ("ASC 740") prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has analyzed its various federal and state filing positions and believes that its income tax filing positions and deductions are well documented and supported. As of December 31, 2023, based on the Company's evaluation, there is no reserve for any uncertain income tax positions. This is not expected to change in the next six months. Accrued interest and penalties, if any, are included within other liabilities in the statement of financial condition.

3.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company from time to time may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2023, the Company is not aware of any legal claims that could materially impact its business or financial condition.

4.   RELATED PARTY TRANSACTIONS

Intercompany payable

Intercompany payable includes allocated overhead expenses from NPHJV and NewPoint Real Estate Capital LLC ("NREC"), which are affiliates of the Company, per an expense sharing agreement between these companies dated November 1, 2022. These expenses include executive, administrative, and legal costs allocated to the Company based on time devoted to the Company's activities. There were $37,585 of related party expenses included in intercompany payable as

of December 31, 2023.

Broker services

The Company may act as broker for certain transactions executed by NewPoint + MORE Capital Affordable Fund LLC, in which NewPoint Affordable Lending LLC ("NAL"), an indirect subsidiary of NPHJV, owns a 30% ownership interest. The Company had not yet executed a broker transaction as of December 31, 2023.

5.   NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA and a registered broker-dealer in securities, is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% in the first year of operations), as defined in the aforementioned rule. At December 31, 2023, the Company's net capital was $237,539 which was $227,591 in excess of its minimum net capital requirement of $9,948.

6.   SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 28, 2024. There have been no subsequent events that occurred during such period that would require disclosure in this financial statement or would be required to be recognized in the financial statement as of December 31, 2023.